Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES NET
PROCEEDS OFFER AND PARTIAL REDEMPTION OF ITS 9.125%
SERIES 1 SENIOR UNSECURED DEBENTURES DUE 2017

Edmonton, Alberta, July 22, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it will apply up to $170,000,000 of the net proceeds of the recently completed sale of its piling business to reduce indebtedness under its outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”).  This will be accomplished first through an offer made to satisfy the requirement in the indenture under which the Notes were issued (the “Indenture”) to use the excess proceeds from the piling asset sale (the “Sale”) to purchase Notes at par.  Holders of Notes have the option of accepting this offer.  Secondly, the Company will partially redeem its Notes (the “Redemption”).

Pursuant to the Indenture, the Company is required to make an offer to purchase Notes at a price of $1,000, plus accrued and unpaid interest, for each $1,000 principal amount of Notes (referred to as a Net Proceeds Offer under the Indenture) with any net cash proceeds it has received from the Sale that the directors of the Company determine not to apply for certain purposes permitted under the Indenture.  The directors of the Company have determined that up to $170,000,000 could be available for a Net Proceeds Offer.  Accordingly the Company will offer to acquire up to $170,000,000 of principal amount of the Notes.  The Net Proceeds Offer will expire at 5:00 p.m., Toronto time, on August 21, 2013, unless extended (the “Expiration Time”).  Under the Net Proceeds Offer, the Company expects to accept Notes for payment promptly after the Expiration Time and the payment for validly tendered Notes that are accepted for payment is expected to be made on August 23, 2013.

In addition, the Company announced that it has elected to redeem and will redeem on August 27, 2013 (the “Redemption Date”), an aggregate principal amount of Notes equal to $150,000,000 less the aggregate principal amount of Notes validly tendered and accepted for payment under the Net Proceeds Offer.  The redemption price (the “Redemption Price”) for the Notes will be 104.563% of the principal amount of the Notes redeemed, plus accrued and unpaid interest on the Notes to but not including the Redemption Date of approximately $35.50 per $1,000 of principal amount of Notes.  The record date for the Redemption will be August 23, 2013, such that holders of record at the close of business on August 23, 2013 will have Notes redeemed on a pro rata basis on August 27, 2013.

 SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION

Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

A holder of Notes (a “Holder”) should be advised that the Net Proceeds Offer price of $1,000 for each $1,000 principal amount of Notes, plus accrued and unpaid interest on the Notes to but not including the payment date of the Net Proceeds Offer is less than the Redemption Price.  Consequently, any Notes not tendered to the Net Proceeds Offer will be redeemed on a pro rata basis at a price of $1,045.63 for each $1,000 principal amount of Notes, plus accrued and unpaid interest.  Any Notes tendered to the Net Proceeds Offer and accepted for payment will be purchased at the Net Proceeds Offer price and will not be eligible for redemption at the higher Redemption Price.

Pursuant to the Indenture, the Notes to be redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of a Holder, and as all of the outstanding Notes are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. and are registered in the name of CDS & Co. (collectively “CDS”), the Notes held by beneficial Holders to be redeemed shall be selected on a pro rata basis in accordance with CDS’ policies and procedures.

On the Redemption Date, the Redemption Price will become due and payable together with the accrued interest to but excluding the Redemption Date, and from and after such Redemption Date if monies necessary to redeem such Debentures shall have been deposited as provided for in the Indenture, interest on the Debentures shall cease.

The effect of this process will be to retire at least $150,000,000 principal amount of indebtedness under the Notes but in any event not more than $170,000,000 principal amount of indebtedness under the Notes.

“We are taking this approach to satisfy the indenture requirement to use surplus proceeds from the piling asset sale to offer to buy the bonds at par, which bond holders may choose to accept, and reduce our overall debt” said David Blackley, NAEP Chief Financial Officer.

The Company may consider its refinancing options concerning the remaining outstanding principal amount of Notes once the Net Proceeds Offer and Redemption are completed.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

NEWS RELEASE

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 960-4519
Email: dbrunetta@nacg.ca